Cellceutix Corporation
100 Cummings Center, Suite 151-B
Beverly, MA 01915

VIA EDGAR TRANSMISSION

March 4, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Riedler
Assistant Director

RE:  Cellceutix Corporation
Form 10-K for year ended June 30, 2013
Filed September 30, 2013
File No. 000-52321

Dear Mr. Reidler:

On behalf of Cellceutix Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated February 24, 2014   from Jeffrey Riedler, Assistant Director,  (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Part I
Item 1. Description of Business
Intellectual Property Acquired from Polymedix, page 10
Intellectual Property, page 10

1. Please provide proposed disclosure to be included in future filings that:

• includes the expiration dates of your material patents; and
• clarifies to which material product candidate(s) each patent or patent group relates.

2. Please provide proposed disclosure to be included in future filings which expand your disclosure regarding your recently acquired license agreement with the University of Pennsylvania that describes:

• the nature and scope of the license, including whether any permitted use under the license is not exclusive;
• the parties’ rights and obligations; and
• the duration and termination provisions.

Response to Comment 1 and 2:

We will include in future filings the following information.

1. We have updated our patent list to include the expiration dates of our material patents and clarify as to which material product candidate each patent relates too. (See Exhibit 1).

2. On May 20, 2009, the Company filed a U.S. patent application covering pharmaceutical formulations of Kevetrin and many novel compounds having similar structures to Kevetrin that may have potential as drug development candidates. The patent will expire May 19, 2029.

3. On September 4, 2013, Cellceutix purchased substantially all of the assets of Polymedix Inc, and Polymedix Pharmaceuticals, Inc. from the U.S. Bankruptcy Court. PolyMedix Inc. was founded in 2002 based on technology licensed from the University of Pennsylvania (Penn). The purchased bankruptcy estate included two license agreements from Penn, an exclusive patent license agreement and a nonexclusive software license agreement, that were acquired by Cellceutix. Summaries of each agreement are below.

Patent License Agreement

•	Effective date is January 3, 2003

•	License and world-wide right to use and practice under the Penn Patent Rights to make, use and sell Penn Licensed Products

•
Exclusive license for Penn Patent Rights that include all US and foreign patents issued or issuing from a family of intellectual property that covers composition of matter of polymers, oligomers and small molecules and their uses as antimicrobial or anti-heparin agents.

•
Nonexclusive license for Penn Patent Rights that include all US and foreign patents issued or issuing from a family of intellectual property that covers Penn Software useful for the design and study of Penn Licensed Products.

o	Penn agrees not to license any such Penn Patent Rights to any other party

•	All patent extensions including continuations, divisionals, renewals, reissues, substitutions or additions are included

•	Penn Licensed Products are products that infringe at least one valid claim of the Penn Patent Rights

•	Qualified right to sublicense in the US and throughout the world

•	Penn retains right to use and practice under the Penn Patent Rights for educational and non-commercial research purposes

•	License is subject to all applicable US government rights pursuant to Public Laws 96-517, 97-256 and 98-620, codified as 35 U.S.C. 200-212.

•
In partial consideration of the license, Licensee shall pay to Penn a royalty of 1) 3.0% on gross sales of a pharmaceutical product, 2) 1.5% of gross-sales of a medical devise or other products approved by a 510(k) regulatory filing or 3) 0.5% on all other gross sales for Penn Licensed Products sold by Licensee, its Affiliates and/or its Sublicensees.

•	Term of the agreement is until the expiration of the last to expire of any issued Penn Patent Rights

Software License Agreement

•	Effective date is May 30, 2003

•	Nonexclusive License to use, copy, distribute, modify and prepare derivative works based on Penn Software

o	Penn agrees not to grant any additional licenses to the Penn Software

•	Penn Software is useful in the design and study of antimicrobial, anti-heparin and other products

•	Qualified right to sublicense in the US and throughout the world

•	Penn retains right to use and practice Penn Software for educational and non-commercial research purposes

•	License is subject to all applicable US government rights pursuant to Public Laws 96-517, 97-256 and 98-620, codified as 35 U.S.C. 200-212.

•	In consideration of the license, a one-time payment was made. There are no royalty or other monetary obligations

•	Term of the agreement is until termination of the Patent License Agreement

Comment 3
Description of Intellectual Property- Kevetrin, Page 11
Study at Beth Israel Deaconess Medical Center, page 15

3. We note that you have entered into an agreement with Beth Israel Deaconess Medical Center in relation to studies involving Kevetrin. Please provide proposed disclosure to be included in future filings which identifies the material rights and obligations of the parties to this agreement, including licenses to intellectual property. Your discussion should also identify the material terms of the agreement including duration and termination provisions and material payment obligations, to the extent applicable. Please also file a copy of this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis as to why it is not required to be filed as an exhibit.

Response to Comment 3:

We will provide the Material Transfer Agreement with Beth Israel Deaconess as an exhibit to our future filings (See Exhibit 2).

Manufacturing, page 18

1.
Please provide proposed disclosure to be included in future filings which identifies your current supplier for Kevetrin. In addition, please describe the material terms of any agreement with such supplier. Please also file a copy of this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis as to why it is not required to be filed as an exhibit.

Response to Comment 4:

The 10K report for June 30, 2013 contains exhibit # 10.17, Agreement between Cellceutix Pharma, Inc. and Girindus America dated June 22, 2009.   We are using Kevetrin produced under this agreement

Part IV.

Item 15. Exhibits

2.	Please confirm that you will file a copy of your lease extension agreement with respect to your principal offices as an exhibit to your next Form 10-K filing.

Response to Comment 5:

We confirm that we will be filing a copy of our lease extension agreement in future filings.  We are attaching the lease extension agreement herewith (Exhibit 3).

The Company hereby acknowledges that;

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 917-853-6440 with any comments or questions regarding the Company’s response.

Sincerely yours,

Leo Ehrlich

Chief Executive Officer

Exhibit 1

Intellectual Property Acquired from Polymedix

The intellectual property portfolio of the former Polymedix which we acquired consists of the following:

CATAGORIES

1.	Brilacidin, and related compounds
2.	Delparantag and related compounds
3.	Anti-microbial- surfactants and related compounds

Patent	Status	Description
COMPOSITION AND USE PATENTS
Design, preparation and properties of antibacterial beta-peptides. (1)	United States - Issued 01/13/04 Category: 1 Patent expires: 2020
This patent claims composition of matter for particular beta-peptides that have antibacterial properties.  It also claims pharmaceutical preparations containing particular antibacterial beta-peptides and methods for creating sanitizing surfaces by treatment with an antibacterial beta-peptide.

Amphiphilic Polymers as Anti-Infective Agents: 1 (1)
United States – filed
Patent Cooperation Treaty – filed
National Phase entered
United States - issued 02/06/2007
European Patent - issued 09/17/2008
Other issued patents include Australia, China, Japan, South Korea

Category: 1 & 3
Patents expire: 2022

These patents and application family claims composition of matter for facially amphiphilic polymers that are polyamides, polyesters, polyurea, polyurethane, polycarbonate, or polyphenylene, compounds.  Also claimed are material articles made from the amphiphilic polymers that have antimicrobial properties.

Amphiphilic Polymers as Anti-Infective Agents: 2 (Phenylalkynes) (1)
United States – filed

Patent Cooperation Treaty – filed

National Phase entered

European Patent - issued 05/25/2011

Other issued patents: Australia, South Korea

European Divisional filed

Other divisional filings: Japan, China

Category: 1 & 3
Patents expire: 2022
These patents are similar to “Amphiphilic Polymers as Anti-Infective Agents: 1” above, but further claims facially amphiphilic polymers that are polyphenylene and heteroarylene compounds.
Facially amphiphilic polymers and oligomers and uses thereof: 1 (1)
United States – filed
Patent Cooperation Treaty - filed
National Phase entered

Other issued patents: Australia

United Stated Divisional – issued 08/07/2012

European Divisionals – four filed

Other Divisional filings: Australia, China, Japan

Category: 1 & 2
Patents expire: 2024

This application claims pharmaceutical compositions and uses for facially amphiphilic polymers, oligomers and small molecules that are polyamides, polyesters, polyurea, polyurethane, polycarbonate, or polyphenylene, compounds.  Uses include method of treatment (systemic and topical) as antimicrobial agents against bacteria, fungi and viruses and as an antidote to heparin and LMWH.  Also, composition of matter claims are expanded.

Patent	Status	Description
Facially amphiphilic polymers and oligomers and uses thereof: 2 (Phenylalkynes) (1)
United States – filed
Patent Cooperation Treaty - filed
National Phase entered

United States patent issued 07/17/2012

Other issued patents: Australia

United States Divisional – filed

European Divisional - filed

Other Divisional filings: China, South Korea

Category: 1 & 3
Patents expire: 2024
These patents are similar to “Amphiphilic Polymers as Anti-Infective Agents: 1” above, except that the small molecules to which it claims use are polyphenylene and heteroarylene compounds.
Polycationic Compounds and Uses thereof
United States – filed

Patent Cooperation Treaty – filed

National Phase entered

United States patent issued 06/30/2009

European Patent issued 08/07/13

Australia Patent issued 05/17/12

China Patent Issued 08/22/12

South Korea Patent issued 08/03/12

United States Continuations –  five filed: four issued 06/29/10; 03/06/12; 07/31/12; 08/13/13; one pending

Other Divisional filings: Japan, China

South Korea Divisional issued 06/26/12

Category: 2
Patents expire: 2025
This application claims method of use for modulating angiogenesis with polycationic compounds, compositions of anti-heparin compounds and methods of inhibiting heparin activity.
Composition and Use of Polymethacrylate Co-Polymers (1)	United States – filed Patent Cooperation Treaty - filed National Phase entered Australian Patent issued European Divisionals - three filed Category: 3 Patents expire: 2025	This application claims amphiphilic co-polymers that exhibit antimicrobial activity and uses in a number of pharmaceutical and material applications.

Patent	Status	Description
Ophthalmic and Otic Compositions of Facially Amphiphilic Polymers and Oligomers and Use Thereof	United States – filed Patent Cooperation Treaty - filed National Phase entered Other patents issued: China Other divisional filings: China Category: 1 Patents expire: 2027
This application relates to antimicrobial compositions of facially amphiphilic antimicrobial polymers and oligomers useful for the treatment or prevention of ophthalmic and otic infections.  The application also relates to methods of using the compositions for treating and/or preventing ophthalmic and otic infections.

Combination of Synthetic Antimicrobial Polymers and Sesquiterpenoid Compounds	United States – filed Category: 3 Patents expire: 2028	This application relates to the combination of facially amphiphilic antimicrobial polymers and oligomers with sesquiterpenoids to enhance antimicrobial activities.
Anti-Malarial Compounds	United States – filed Patent Cooperation Treaty - filed National Phase entered Category: 1 Patents expire: 2029	This application relates in to arylamide and other classes of compounds and their use in treating malaria.
Synthetic Mimetics of Host Defense and Uses Thereof	United States – issued 10/02/12 United States Continuation filed Patent Cooperation Treaty - filed National Phase entered Category: 1 Patents expire: 2029	This application relates to arylamide compounds, their antimicrobial uses and methods of synthesis.
Antimicrobial Molecules for Treating Multi-Drug Resistant and Extensively-Drug Resistant Strains of Mycobacterium	United States - filed Patent Cooperation Treaty - filed National Phase entered Category: 1 Patents expire: 2029	This application relates to treating multi-drug resistant and extremely drug resistant strains of mycobacterium with antimicrobial compounds and compositions.
Processes for Preparing a Polymeric Compound	United States – issued 01/15/13 United States Continuation filed Mexican Patent issued 06/06/13 Patent Cooperation Treaty – filed Category: 2 Patents expire: 2030	This application relates to preferred methods for synthesizing and preparing pharmaceutical compositions of representative compounds in the salicylamide class of compounds
Anti-Heparin Compounds	United States – filed Patent Cooperation Treaty – filed National Phase entered Category: 2 Patents expire: 2031	This application relates to methods of antagonizing anticoagulant agents, such as unfractionated heparin, low molecular weight heparin, and/or a derivatives and compositions of the antagonists.
Methods of Immune Modulation	United States - filed Patent Cooperation Treaty – filed National Phase entered Category: 1 Patents expire: 2031	The present invention is directed, in part, to methods of modulating an immune response in an animal with facially amphiphilic compounds.

Patent	Status	Description
Facially Amphiphilic Compounds, Compositions, and Uses Thereof in Treating Cancer	United States - filed Patent Cooperation Treaty – filed This entire family was abandoned Category: 1 Patents expire: 2031	The present invention relates to compositions of facially amphiphilic compounds and their use in methods for treating cancers in animals, such as humans.
Compounds For Use in Treatment of Mucositis	United States – filed Patent Cooperation Treaty – filed National Phase due 11/13 Category: 1 Patents expire: 2032	The application relates to methods of treating and/or preventing mucositis.
Hybrid Compounds and Methods of Making and Using the Same	United States provisional filed Category: 1	The application relates to compositions and use of anti-microbial compounds.
Polycyclic Compounds and Methods of Making and Using the Same	United States provisional filed Category: 1	The application relates to compositions and use of anti-microbial compounds.
Antagonizing Heparin with Salicylamide Compounds and Histamine Blocking Agents	United States provisional filed Category: 2	The application relates to use of anti-heparin salicylamide compounds with histamine blocking agents to treat cardiovascular disorders.
Compounds and Methods for Treating Candidiasis and Aspergillus Infections	United States – filed Patent Cooperation Treaty – filed National Phase due 07/14 Category: 1 Patents expire: 2033	The application relates to compositions and use of anti-fungal compounds.
Compounds and Methods for Treating Malaria	Patent Cooperation Treaty – filed National Phase due 08/14 Category: 1 Patents expire: 2033	The application relates to compositions and use of anti-malarial compounds.
Compositions of Arylamide Compounds and Antimicrobial Agents	United States provisional filed Category: 1	The application relates to compositions and use of arylamide compounds and anti-microbial agents.
COMPUTATIONAL PATENTS
Methods, systems and computer program products for computational analysis and design of amphiphilic polymers (1)	United States - issued 09/15/2009 Patents expire: 2022
This application is directed to the creation and use of novel force field packages for modeling the structure and behavior of complex molecules in complex environments.  Specific utilities are the prediction of oligomer structures in polar and apolar medias.

Computer simulation of biomembranes using a Coarse Grain Model (1)	United States – filed Patents expire: 2022
This application is directed to the creation and use of a novel coarse grain model for studying complex biological structures, such as membranes.  Specifically a computational approach is described that accurately predicts the structural and dynamic properties of membranes that are far less demanding of CPU time than comparable methods.

Computational design of a water-soluble analog of a protein, such as phospholamban and potassium channel Kcsa (1)	United States – filed Patents expire: 2022	This application claims methods and computer programs for the computational design of water-soluble analogs of membrane proteins that retain biological function.

(1)	Patent rights obtained pursuant to a license agreement with the University of Pennsylvania.

In addition, we have trademark protection for the marks PolyMedix,® PolyCide®, and PolyDentix®.

Exhibit 2
MATERIAL TRANSFER AGREEMENT

This Material Transfer Agreement (“MTA”) has been adopted for use by Cellceutix Corporation, 100 Cummings Center, Suite 151-B, Beverly, MA 01915 (“Cellceutix”) in all transfers of research material (“Research Material”) whether Cellceutix is identified below as its Provider or Recipient.

Provider: Cellceutix Corporation
Provider’s address: 100 Cummings Center, Suite 151-B, Beverly, MA 01915

Recipient: Beth Israel Deaconess
Recipient’s address: 330 Brookline Avenue, Boston, MA 02215

1.  Provider agrees to transfer to Recipient’s Investigator named below the following Research Material:
_____________Kevetrin_____________________________________________

2.  THIS RESEARCH MATERIAL MAY NOT BE USED IN HUMAN SUBJECTS.  This Research Material will only be used for research purposes by Recipient’s investigator in his/her laboratory, for the Research Project described below under suitable containment conditions.  This Research Material will not be used for commercial purposes such as serving, production or sale, for which a commercialization license may be required.  Recipient agrees to comply with all Federal rules and regulations applicable to the Research Project and the handling of the Research Material.

2(a).  Are Research Materials of human origin? _________yes____X____no

2(b).  If yes in 2(a), were Research Materials collected according to 45 CFR 46
“Protection of Human Subject?” __________yes__________no

Please provide Assurance Number: ________________________________________________

3.  This Research Material will be used by Recipient’s investigator solely in connection with the following research project (“Research Project”) described with specificity as follows (use an attachment page if necessary):

See ATTACHED Research Project entitled “Assessment of the Therapeutic Potential of Kevetrin in Melanoma and Renal Cell Carcinoma” at end of document below

4.  Recipient shall obtain written approval on Research Project protocol and procedures from Cellceutix before starting the Research Project. Recipient shall not publish or disclose results of the Research Project without written consent from Cellceutix. Recipient also agrees to include a member of the Cellceutix team as a research collaborator and author in all Research Project publications or publications involving the Research Material named above.

5.  This Research Material represents a significant investment on the part of Provider, and is considered proprietary to Provider.  Recipient’s investigator therefore agrees to retain control over this Research Material, and further agrees not to transfer the Research material to other people not under her or his direct supervision without advance written approval of Provider.  Provider reserves the right to distribute the Research Material to others and to use it for its own purposes.  When the Research Project is completed, or three (3) years have elapsed, whichever occurs first, the Research Material will be destroyed by Recipient or otherwise disposed of as mutually agreed by Provider and Recipient. Furthermore, Information regarding the Research Project, apart from publications as mentioned above, will be considered confidential and will be treated as such by Recipient.

6.  This Research Material is BEING SUPPLIED TO RECIPIENT WITH NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.  Provider makes no representations that the use of the Research Material will not infringe any patent or proprietary rights of third parties.

7.  Cellceutix shall retain title to any patent or other intellectual property rights in inventions made by Recipient’s employees in the course of the Research Project.  Unless prohibited by law from doing so, Recipient agrees to hold Provider harmless and to indemnify Provider for all liabilities, demands, damages, expenses and losses arising out of Recipient’s use for any purpose of the Research Material.

8.  The undersigned Provider and Recipient expressly certify and affirm that the contents of any statements made herein are truthful and accurate.

9.  The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without regard to its choice of law provisions.  The parties hereto hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts.

IN WITNESS WHEREOF, we, the undersigned as duly authorized representatives, agree to all terms and conditions stated above, and by our signatures, place this Agreement into full effect as of the last date written below.

Beth Israel Deaconess Medical Center                                                                                                Cellceutix Corporation

Assessment of the Therapeutic Potential of Kevetrin in Melanoma and Renal Cell Carcinoma

Rationale: In most melanomas and renal cell carcinomas (RCC), the gene encoding the tumor suppressor p53 is neither mutated, deleted, nor epigenetically silenced. Because the p53 gene is fundamentally intact in these tumors, it may be possible to exploit the nuclear and/or mitochondrial pro-apoptotic functions of p53 in the treatment of these malignancies.

p53 signaling is virtually always incapacitated in tumor cells. In RCC and melanoma – tumors with an intact p53 gene - the signaling pathways downstream of p53 are presumably disabled by the overexpression of various antagonists that destabilize p53 (e.g. HDM2) or interfere with its transcriptional activity (e.g. iASPP, HDMX). This reliance on p53 antagonists – in particular, HDM2 – as a means of limiting p53 function suggests that these tumors might be susceptible to drugs that block HDM2. Prior work from our lab with an investigational HDM2 antagonist (1), however, has demonstrated that this approach has negligible pro-apoptotic activity in vitro and only modest activity against melanoma and RCC xenografts when the HDM2 antagonist is used as a single agent. Despite the lack of single agent activity, however, the drug was highly lethal against some melanoma cell lines when used in combination with the multikinase inhibitor sorafenib. The pro-apoptotic activity of this drug combination was shown to be dependent on the mitochondrial translocation of p53 and independent of its transcriptional activity. These data suggest that an agent that activates p53 function in the mitochondria (e.g. Kevetrin) might be particularly effective in the treatment of RCC and melanoma.

Proposed Study Design: We propose to assess the effects of Kevetrin alone and in combination with two FDA-approved multikinase (primarily VEGFR2) inhibitors. Prior data from our laboratory indicate that agents of this class can augment the pro-apoptotic and antitumor effects of HDM2 antagonists and will presumably have a similar effect with Kevetrin.

RCC:  Kevetrin will be first evaluated as a single agent for its ability to induce apoptosis in the human RCC cell lines 786-0 and A498 in vitro. These assays will involve exposure of the cells to the drug followed by flow cytometry to assess staining with propidium iodide (PI) and Annexin-FITC. In the event that the drug induces apoptosis as determined by flow cytometry, we will investigate the apoptotic mechanism by examining cell lysates for caspase activation and PARP cleavage. Subcellular fractions of treated cells will be examined for mitochondrial translocation of p53 and nuclear translocation of AIF. We will also determine the extent to which the apoptotic activity of the drug is inhibited by caspase inhibitors (e.g. ZVAD) and agents known to selectively block p53 function in the nucleus (pifithrin-a) and in the mitochondria (e.g. pifithrin-µ).

To assess the effects of Kevetrin in vivo, the drug will be studied as a single agent and in conjunction with the FDA-approved VEGFR antagonist sunitinib. In these xenograft studies, 1.0 x 107 786-0 or A498 human RCC cells will be implanted subcutaneously into the flanks of 40 nude/beige mice.  Once tumors have reached the diameter of 7 mm, the tumor-bearing mice will be divided into 4 treatment groups and treated with Kevetrin alone (200 mg/kg IP MWF ), sunitinib alone (50 mg/kg by gavage), saline (control), or both sunitinib + Kevetrin. Mice will be treated for 21 days.  Tumor size will be measured thrice weekly.  On day #10, three mice from each treatment group will be sacrificed and their tumors excised and divided into two halves. One half will be frozen for subsequent biochemical analysis and the other half fixed in formalin for paraffin embedding. At the end of the study (Day #21 or when the control tumors reach a diameter of 20mm, whichever comes first), the remaining mice will be sacrificed and their tumors excised and processed as described above for the Day #10 tumors. Study endpoints include:

1.	Serial tumor measurements to show the antitumor activity of single agent Kevetrin and that of a Kevetrin/sunitinib combination in RCC xenografts
2.
Analysis of tumor vascularity as determined by IHC (microvessel density with anti-CD31 antibody). It is expected that p53 activation and VEGFR inhibition would act in synergy to suppress tumor angiogenesis.

3.
IHC and western blot analysis to determine the effects of each agent individually and in combination on a). p53 levels and subcellular localization; b). expression of p53-dependent genes such as p21; c). induction of tumor cell apoptosis as determined by caspase 3 activation and TUNEL assay. If increased apoptosis is detected in the tumors from treated mice, we will also assess the ability of the drug(s) to induce AIF nuclear translocation.

Melanoma: Kevetrin will be evaluated as a single agent for its ability to induce apoptosis in melanoma cell lines A375, SKMel5 (both of which have the BRAFV600E mutation), SKMel2 (which has an NRAS mutation), and SKMEL31, (which has wild type BRAF and NRAS genes). The methods by which apoptosis will be assessed are identical to those proposed above for the RCC studies.

To determine the activity of Kevetrin against melanoma xenografts, the drug will be studied alone and in combination with the VEGFR antagonist Axitinib. The rationale for this plan is based on our previous work with an HDM2 antagonist which demonstrated limited antitumor activity when used as a single agent but sustained tumor non-progression when used in combination with the multikinase inhibitor sorafenib. The decision to substitute Axitinib for sorafenib is based on its more potent VEGFR inhibitory activity.

For these xenograft studies, 1 x 107 A375, SKMel2, and SKMEL31 melanoma cells will be implanted subcutaneously into the flanks of 40 nude/beige mice.  Once tumors have reached the diameter of 7 mm, the tumor-bearing mice will be divided into 4 treatment groups and treated with Kevetrin alone, axitinib alone (30 mg/kg daily), saline (control), or both Kevetrin + axitinib. Mice are treated daily by gavage for 21 days. Tumor size is measured thrice weekly.  On day #10, three mice from each treatment group will be sacrificed and their tumors excised and divided into two halves. One half will be frozen for subsequent biochemical analysis and the other half fixed in formalin for paraffin embedding. At the end of the study (Day #21 or when the control tumors reach a diameter of 20mm, whichever comes first), the remaining mice will be sacrificed and their tumors excised and processed as described above for the Day #10 tumors. Study endpoints will be the same as those proposed above in the RCC analyses.

Drugs: The sunitinib used in these studies will be unused clinical grade material provided to us by patients who are no longer receiving the drug. The investigational VEGFR2 antagonist axitinib will be purchased from LC Laboratories.

References:
1. Liu Q, Mier JW, Panka DJ. Differential modulatory effects of GSK-3b and HDM2 on sorafenib-induced AIF nuclear translocation (programmed necrosis) in melanoma. Mol Cancer 2011; 10:115.

EXHIBIT 3